April 24, 2025

Samuel Chau
Chief Executive Officer
Generation Essentials Group
66 rue Jean-Jacques Rousseau
75001 Paris, France

       Re: Generation Essentials Group
           Registration Statement on Form F-4
           Filed April 11, 2025
           333-286501
Dear Samuel Chau:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed April 11, 2025
Cover Page

1. Please revise your outside front cover page of the prospectus to include the requirements called for by Item 1602(a)(4) of Regulation S-K. In this regard, we note your dilution table on page 36. Please revise your dilution table, and similarly your pro forma ownership table to include quartile intervals based on percentages of the maximum redemption threshold.
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
Ownership of TGE After the Closing, page 36

2. We note your response to our prior comment 1. Please revise your table here and in your Questions and Answers section to include the beneficial owners of TGE Class A,
       Class B, and Preferred shares so that it is clear to investors who the controlling shareholders of the surviving company will be. In this regard, we note your disclosure
 April 24, 2025
Page 2

       on your cover page that "AMTD Group Inc. will beneficially own 94.4%, 96.2%, and
       97.8% of the total voting power of the outstanding TGE Shares." SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
Dilution, page 37

3. Please tell us, and revise your disclosure to explain, how you calculated the net tangible book value at or above which the potential dilution results in pro forma net tangible book value per share, as adjusted being at least $10.00 per share.
Item 21. Exhibits and Financial Statement Scheduels
Exhibit 5.1, page II-2

4. The legal opinion of Conyers Dill & Pearman Pte. Ltd. does not appear to reflect the securities to be registered on the resale prospectus. Please have counsel file a revised opinion that reflects the resale prospectus, confirm that the resale securities will be opined on in Exhibit 5.2, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stephany Yang at 202-551-3167 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing